FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [ ] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [ ] No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

This Report on Form 6-K (this “Report”) of Enel Chile S.A. (“Enel Chile”) includes the audited consolidated financial statements of Enel Green Power Latin América Limitada (“EGPL”), an affiliate of Enel Chile and a wholly owned subsidiary of Enel S.p.A. holding non-conventional renewable energy projects in Chile, as of and for the years ended December 31, 2016 and 2015, audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board (PCAOB). This Report also includes the unaudited interim consolidated financial statements of EGPL as of June 30, 2017 and for the periods ended June 30, 2017 and 2016.

The information is being filed on Form 6-K in connection with (i) a proposed tender offer by Enel Chile of all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including in the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates and (ii) a proposed merger of EGPL into Enel.

No Offer or Solicitation

This communication is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities of Enel Generación or any other company, or an offer to participate in a tender offer for securities of Enel Generación or any other company described herein. The tender offer described herein has not yet commenced. When the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In that event, Enel Generación shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the tender offer.  Enel Generación shareholders and investors may obtain free copies of the tender offer materials that Enel Chile files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enel Chile. These tender offer materials are not currently available and their availability is subject to the commencement of the tender offer.

Exhibit

99.1	Consolidated Financial Statements of Enel Green Power Latin América Ltda. and subsidiaries as of December 30, 2016 and 2015.
99.2	Unaudited Interim Consolidated Financial Statements of Enel Green Power Latin América Ltda. and subsidiaries as of June 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By:	/s/ Nicola Cotugno
Name: Nicola Cotugno
Title: Chief Executive Officer

Date:  October 24, 2017